Stephen E. Brilz Vice President and Deputy General Counsel Qwest 1801 California Street, Suite 5100 Denver, CO 80202 (303) 992-6244 Fax: (303) 296-2782

April 1, 2010

VIA EDGAR

Mr. Larry Spirgel

Assistant Director—Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Qwest Communications International Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed February 16, 2010
Definitive Proxy Statement
Filed March 17, 2010
File No. 001-15577

Dear Mr. Spirgel:

Qwest Communications International Inc. (“Qwest,” “us,” “we” or “our”) is responding to the Staff’s comment of March 25, 2010, with respect to our Annual Report on Form 10-K for the year ended December 31, 2009, and Definitive Proxy Statement relating to our 2010 Annual Meeting of Stockholders. For the Staff’s convenience, we have set forth below in bolded text the Staff’s comment, followed by our response.

Definitive Proxy Statement

Risks Arising from Compensation Policies and Practices, page 57

1.              We note your disclosure in response to Item 402(s) of Regulation S-K.  In your response letter, please describe the process undertaken to reach the conclusion that your compensation policies and practices are not reasonably likely to have a material adverse effect on the company.

Response: During the first quarter of 2010, our management conducted an assessment of the risks associated with our compensation policies and practices.  This process included:

•                  a review of our compensation programs;

•                  the identification of program features that could potentially encourage excessive or imprudent risk taking of a material nature;

•                  the identification of business risks that these program features could potentially encourage;

•                  the identification of factors that mitigate these risks; and

•                  an analysis of the potential effects on Qwest of the unmitigated risks as a whole.

Although we reviewed all of our compensation programs, we paid particular attention to programs that allow for variable payouts where an employee might be able to influence payout factors and programs that involve our executives.  During the course of our assessment, we consulted with various persons, including our senior human resources and risk management officers, our internal and external legal counsel, our internal and external auditors, and the compensation consultant retained by the Compensation and Human Resources Committee (the “Compensation Committee”) of our Board of Directors (our “Board”).

Overall, we believe that our compensation programs are designed to incentivize employees without encouraging excessive risk taking.  In this regard, our compensation structure contains various features intended to mitigate risk.  For example:

•                  We use a balanced and diverse compensation structure designed to link an appropriate portion of compensation to our long-term performance.

•                  We periodically benchmark our compensation programs and overall compensation structure to be consistent with industry practices.

•                  Annual incentive compensation is based on multiple performance metrics that are consistent with our long-term goals.

•                  In many cases, management or the Compensation Committee have discretion to adjust annual incentive compensation downward for quality of performance or other factors.

•                  We have established internal controls and standards of ethics and business conduct, all of which variously help support our compensation goals and mitigate compensation risk.  We employ various auditing processes on a regular basis in an effort to assure compliance with these controls and standards.

•                  The Compensation Committee oversees our compensation policies and practices and is responsible for reviewing and approving executive compensation, annual incentive compensation plans applicable to senior management employees and other compensation plans.

•                  In January 2005, our Board adopted, and we have publicly disclosed, a “clawback” policy that allows our Board to recover performance-based compensation to executives in certain circumstances where there has been a substantial restatement of previously issued financial statements.

Based on the assessment described above, we have concluded that the risks associated with our compensation policies and practices are not reasonably likely to have a material adverse effect on Qwest.  In February 2010, we reviewed the assessment process and our conclusions with the Compensation Committee.

* * * *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the filings noted above; that your comments or changes we make to disclosures in response to your comments do not foreclose the Securities and Exchange Commission from taking any action with respect to our filings; and that we may not assert your comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call me at (303) 992-6244.

Sincerely,

/s/ Stephen E. Brilz
Stephen E. Brilz
Vice President and Deputy General Counsel